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                                                                     Exhibit 4.8
                                                                     -----------

                        PLAN OF LIQUIDATING DISSOLUTION
                                       OF
                               ENERGY CORPORATION


WHEREAS, the Undersigned, as Sole Director of Energy Corporation (hereinafter "Energy") has approved a Plan of Liquidating Dissolution of Energy; and

WHEREAS, this Plan of Liquidating Dissolution will be proposed to the shareholders of Energy for their approval; and

WHEREAS, Energy and Intercell Corporation (hereinafter "Intercell") have agreed to the terms and conditions of a registered distribution of Five Million, Four Hundred and Twelve Thousand, One Hundred and Ninety-One (5,412,191) shares owned by Energy; and

WHEREAS, Intercell has agreed to file a Registration Statement, registering such shares for distribution over a period of three (3) years; and

WHEREAS, Energy believes the orderly liquidation and dissolution of Energy is and will be for the benefit of its shareholders; and

NOW THEREFORE, the following Plan of Liquidating Dissolution, as set forth herein, subject to shareholder approval, is adopted and shall be implemented, pursuant to the General Corporation Code of the State of Delaware.

     1. All assets of this Corporation, except for the Five Million, Four Hundred and Twelve, One Hundred and Ninety-One (5,412,191) shares, to be distributed to the shareholders of Energy, shall be sold and the proceed therefrom shall be used to pay all legal claims against this Corporation and the balance, if any, remaining shall be distributed to the shareholders.

     2. All creditors having legal claims against this Corporation shall be satisfied.

     3. The Five Million, Four Hundred and Twelve Thousand, One Hundred and Ninety-One (5,412,191) shares of Intercell owned by Energy shall be distributed to all beneficial owners of the common stock of Energy as of July 8, 1996, in the following stages:

          (a) On or about January 31, 1997, Nine Hundred and Two Thousand, Thirty-Two (902,032) shares;

          (b) On or about April 30, 1997, Nine Hundred and Two Thousand, Thirty-Two (902,032) shares;

          (c) On or about January 30, 1998, Nine Hundred and Two Thousand, Thirty-Two (902,032) shares;
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          (d)  On or about April 30, 1998, Nine Hundred and Two Thousand,
               Thirty-Two (902,032) shares;

          (e) On or about January 31, 1999, Nine Hundred and Two Thousand, Thirty Two (902,032) shares; and

          (f) On or about April 30, 1997, Nine Hundred and Two Thousand, Thirty-One (902,031) shares.

     4. Energy shall use its best efforts to co-operate with Intercell in the expeditious filing of a Registration Statement registering the shares for the distribution set forth above, and in assisting Intercell in obtaining the earliest possible Declaration of Effectiveness of such registration. Energy, shall further, undertake to perform such procedures as may be required of it by Intercell or by the Securities and Exchange Commission or by any state regulatory authority to comply with both federal and state securities laws.

     5. Upon completion of the final distribution of the shares referred to above, Energy Corporation shall cause to be prepared and filed with the State of Delaware. a Certificate of Dissolution, dissolving it as a matter of law.


Dated: July 8, 1996
                                      ENERGY CORPORATION



                                      By:  /s/ Gordon J. Sales
                                          -------------------------
                                          Gordon J. Sales
                                          President and Sole Director